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                           October 12, 2021

       RA Session II
       Chief Executive Officer
       Taysha Gene Therapies, Inc.
       3000 Pegasus Park Drive, Suite 1430
       Dallas, Texas 75247

                                                        Re: Taysha Gene
Therapies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 5,
2021
                                                            File No. 333-260069

       Dear Mr. Session II:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Divakar Gupta, Esq.